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                       [NEWPORT BANCORP, INC. LETTERHEAD]





                                  May 10, 2006




U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

         Re:      Newport Bancorp, Inc.
                  Registration Statement on Form S-1
                  Registration Statement on Form 8-A
                  Request for Acceleration of Effectiveness
                  File No. 333-132582

Ladies and Gentlemen:

         Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, Newport Bancorp, Inc. (the "Company") hereby requests that said Registration Statement on Form S-1 be declared effective on May 12, 2006, at 11:00 a.m. or as soon thereafter as practicable. Pursuant to Rule 12d1-2(c)(2), the Company's Registration Statement on Form 8-A will become effective upon the effectiveness of the Registration Statement on Form S-1.

         Furthermore, the Company hereby acknowledges that:

        o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

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U.S. Securities and Exchange Commission
May 10, 2006
Page 2

         If you have any questions regarding this request, please telephone Lori
M. Beresford of Muldoon Murphy & Aguggia LLP at 202.686.4915.

                                           Very truly yours,

                                           NEWPORT BANCORP, INC.

                                           /s/ Kevin M. McCarthy

                                           Kevin M. McCarthy
                                           President and Chief Executive Officer



cc:      Jessica A. Livingston, Securities and Exchange Commission



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                  [SANDLER O'NEILL & PARTNERS, L.P. LETTERHEAD]





                                  May 10, 2006


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

         Re:      Newport Bancorp, Inc.
                  Registration Statement on Form S-1
                  Request for Acceleration of Effectiveness
                  File No. 333-132582

Ladies and Gentlemen:

         In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Newport Bancorp, Inc. in requesting that the above-referenced Registration Statement on Form S-1 be declared effective on May 12, 2006 at 11:00 a.m. or as soon thereafter as practicable.

                                        Very truly yours,
                                        SANDLER O'NEILL & PARTNERS, L.P.
                                        By: Sandler O'Neill & Partners Corp.,
                                        the sole general partner



                                        Michael Lacovara
                                        ----------------------------------------
                                        Name: Michael Lacovara
                                        Title:  An Officer of the Corporation




cc:      Jessica A. Livingston, Securities and Exchange Commission